Pennsylvania Real Estate Investment Trust

200 South Broad Street

Philadelphia, PA 19102-3803

December 18, 2008

VIA EDGAR

United States Securities and Exchange Commission

Attention: Ms. Erin Martin

Division of Corporation Finance

100 F. Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust

Registration Statement on Form S-3

Filed November 26, 2008

File No. 333-155722

Dear Ms. Martin:

Pennsylvania Real Estate Investment Trust (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern on Friday, December 19, 2008 or as soon thereafter as possible.

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company acknowledges that such action does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please inform Robert C. Juelke of Drinker Biddle & Reath LLP at (215) 988-2759 when the Registration Statement is declared effective.

Very truly yours,

Pennsylvania Real Estate Investment Trust

By:	/s/ Bruce Goldman
Name:	Bruce Goldman
Title:	Executive Vice President and General Counsel

cc:	Daniel A. Pliskin

Robert C. Juelke